Contact

www.linkedin.com/in/jane-lo-ping
(LinkedIn)

Top Skills

Competitive Analysis
Cross-functional Team Leadership
Marketing Management

Certifications

Forrester Mastering Customer Experience

Jane Lo

co-founder, p!ng
Greater Boston

Summary

I’m on a mission to reimagine the coffee shop drive thru experience through robotics and AI. As the co-founder of p!ng, I’m building the future of on-the-go beverages—delivering high-quality, customized beverages with speed, convenience, personalization, and zero hassle.

With a background spanning product marketing, brand strategy, and customer experience, I bring expertise in launching innovative products and scaling consumer brands. Prior to p!ng, I led customer experience teams at Forrester and drove product development and brand growth at SharkNinja and Samsonite.

Entrepreneurship is about solving real-world problems (mine in this case), and I thrive at the intersection of technology, customer experience, and brand building. If you're passionate about utilizing technology to develop futuristic, magical consumer-facing innovation and experiences, let’s connect!

We're currently raising on Wefunder. If you're curious to learn more or invest: https://wefunder.com/ping.

Experience

p!ng

Co-Founder
January 2023 - Present (3 years 2 months)
Boston, MA

Bringing speed and convenience back to drive thrus

Forrester

Senior Analyst, Team Lead, CX
May 2020 - September 2023 (3 years 5 months)
Cambridge, Massachusetts, United States

Advise C-level and key decision makers on Customer Experience strategy creation and ROI using complex research and key industry optimization points to create a compelling case for change.
Effectively pivot across a range of global industries and cultures including retail, banking, healthcare, utilities, and insurance. Recommended changes to 40+ major clients in a 100% remote environment.

• Lead a team of CX analysts in delivering critical CX benchmark analysis and value to clients

• Recipient of Outstanding Client Service/Delivery Awards for effectively identifying and highlighting key Customer Experience strategic decision points and presenting a compelling and actionable story and recommendations using data and insights

• Develop customized insights and actionable recommendations for clients in evolving areas such as human-centered and emotion-based design

• Identify priority drivers of retention, NPS, and CX Index scores to identify key opportunities for growth

• Develop deep dive analyses and interpretation of quantitative and qualitative trended data analyzing critical industry or growth-stage data such as competitive benchmarking, brand health metrics, customer journey insights, and channel analyses

Samsonite
Customer Experience and Brand Manager
November 2017 - March 2020 (2 years 5 months)
Mansfield, Massachusetts

Created company-first Customer Experience strategy and implementation plan for organization to combat disruptive competitive entry. Managed direct reports and cross-departmental teams

• Created and managed go-to-market strategies for over 50 collections per year, representing over $450M of annual revenue

• Led Samsonite rebrand and brand book development with cross-functional stakeholder input to reposition the Samsonite brand for success and increase brand awareness and revenue

• Introduced and led first dedicated customer service tiger team that resulted in a 30% improvement in customer service ratings; created customer mapping

• Developed and built commitment to various CX tools (KPI's, dashboard and metrics) into the organization's infrastructure and culture

• Planned, created, and delivered quarterly business reviews with CEO and global Marketing Divisions; Presented scorecards metrics to senior leadership on a quarterly basis to track progress

Jane Consulting

Brand Strategy Consultant

October 2016 - November 2017 (1 year 2 months)

Greater Boston Area

Created and launched Kickstarter campaign for a STEM toy company. Achieved 149% of fund goal, identified as Kickstarter "Project We Love" three hours after launch, listed as a "Project of the Day" by Kickstarter

Formulated new product development and pipeline strategy for a premium tortilla brand. Recommended short and long term brand strategy evolution using SWOT, competitive mapping, claims benchmarking and consumer trends

Shark Ninja

3 years 2 months

Brand Manager

March 2016 - August 2016 (6 months)

Brand Manager for $600M rapid-growth Ninja kitchen appliances business and $160M steam floor care business

• Created first comprehensive Steam category business review including sales and retailer performance, competitive landscape, consumer behavior, media spend, macro trends and pipeline recommendations

• Recategorized product franchises and names to clarify product features and drive conversation, average order value and accessory purchases

• Conducted attitude, awareness, and usage studies to identify and develop foundational understanding of consumers, brand, and opportunities

• Led cross-functional team in the creation of game-changing innovation product stories and integrated go-to-market launch plans including TV ads, direct response, social media, web and digital, PR and merchandising

• Restructured Ninja website architecture to drive conversion, increase average order value, and improve navigation

Consumer Marketing Manager

February 2015 - March 2016 (1 year 2 months)

Newton, MA

• Managed top-tier agencies to produce branded TV ads, infomercials and over 120 product videos with $170M budget

• Optimized direct response TV offers and creative through analysis using consumer focus groups, animatics, and dial testing data resulting in 67%-86% return on advertising dollars spent, exceeding industry average

• Co-ownership of media production and ad spend for all digital, social, PR, and retail video assets for the company

Product Manager, Ninja

July 2013 - February 2015 (1 year 8 months)

Newton, MA

• Led 24-person global and cross-functional team through development and commercialization of 5-star rated appliances and accessories

• Launched the #1 Ninja blender SKU at Walmart during 2014 holidays in 10 months from concept through production while managing two product franchises totaling $75M

• Created and led innovative and streamlined pipeline development from white space to full launch of all-new line of Ninja accessories resulting in incremental $50M in yearly sales

Education

The University of Chicago - Booth School of Business

MBA, Concentrations in Marketing Management, Strategic Management, Entrepreneurship

University of California, Berkeley
Bachelor of Arts - BA, Molecular Cell Biology

University of California, Berkeley
Bachelor of Arts - BA, English Language and Literature, General